COLUMBIA FUNDS SERIES TRUST I

225 Franklin Street

Boston, MA 02110

October 11, 2019

VIA EDGAR

Mr. Mark Cowan

U.S. Securities and Exchange Commission

Division of Investment Management, Disclosure Review Office

100 F Street, N.E.

Washington, D.C. 20549

RE:	Columbia Funds Series Trust I (the Registrant)

Multi-Manager Growth Strategies Fund

Multi-Manager International Equity Strategies Fund

Multi-Manager Small Cap Equity Strategies Fund

Multi-Manager Total Return Bond Strategies Fund

(each a “Fund”, and, collectively, the “Funds”)

Post-Effective Amendment No. 363

File Nos. 002-99356 /811-04367

Dear Mr. Cowan:

The Registrant is filing Post-Effective Amendment No. 363 (the Amendment) pursuant to Rule 485(a)(1) of the Securities Act of 1933 (the “1933 Act”) for the purpose of adding a new share class (Institutional 3 Class) to the Funds.

Registrant respectfully requests selective review of this Amendment in accordance with SEC Release No. IC-13768 (Feb. 15, 1984). This selective review request is made because all disclosure in the prospectuses and Statement of Additional Information other than that which describes Institutional 3 Class eligibility for the Funds is identical or substantially similar to that found in prior filings of the Registrant.

No fees are required in connection with the Post-Effective Amendment filing.

If you have any questions, please contact either me at (212) 850-1703 or Rita Yun at (617) 385-9771.

Sincerely,

/s/ Joseph D’Alessandro
Joseph D’Alessandro
Assistant Secretary
Columbia Funds Series Trust I